SIGMA LITHIUM CEO KEYNOTES S&P GLOBAL ENERGY CRITICAL MINERALS FORUM; JOINS SUSTAINABLE INDUSTRY ROUNDTABLE AT WORLD CLIMATE SUMMIT

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HIGHLIGHTS

•	Sigma Lithium’s CEO, Ana Cabral, and Vale CEO, Gustavo Pimenta, presented at the S&P Global Energy Rio Market Briefing in a keynote conversation about critical minerals global supply chains.
○	Highlighted their industrial-mineral operations as examples of capturing high margins within the critical minerals supply chain.
▪	Driving investments, jobs, economic development and social prosperity.
•	Sigma Lithium’s participation is a testament to the Company’s leadership in the responsible production of traceable critical minerals and their industrialization for energy security.
•	During Sao Paulo Climate Week, the Sigma Lithium senior delegation was featured in several events, showcasing the Company’s innovative clean technology.
○	Sigma Lithium’s CEO joined industry leaders at the World Climate Foundation Summit’s industrial roundtable discussing the advancement and de-risking of investments in industrial critical minerals in Brazil.
•	Participation in Sao Paulo Climate Week reinforced the Company’s position at the forefront of the discussion regarding sustainable global supply chains for battery materials and their role as an engine of social economic inclusion in Brazil.

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Toronto, August 11, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing sustainable lithium materials to supply global producers of batteries for energy security in a responsible manner, announces the participation of a delegation of its senior executives in two global forums discussing energy security and critical minerals in Brazil: the S&P Global Energy Rio Market Briefing and São Paulo Climate Week, including the World Climate Foundation Summit.

THE S&P GLOBAL ENERGY RIO MARKET BRIEFING

At the S&P Global Rio Market Briefing, Sigma Lithium’s CEO, Ana Cabral joined Gustavo Pimenta, President and CEO of Vale, in a conversation about “Reshaping Critical Minerals Supply Chains: Diversification, Risk and Value Creation,” moderated by Carlos Pascual, S&P Global’s Head of Geopolitics and International Affairs.

They discussed the evolution of global critical minerals supply chains and where value and competitive advantage can be captured by Brazil. During the discussion, Ana noted that, while lithium was once perceived as a scarce resource, demand growth incentivized development, demonstrating that lithium minerals are widely available across multiple geographies. She emphasized that the greater strategic and economic opportunity for mineral-producing countries, such as Brazil, lies in capturing the high margins available through the industrialization of oxides, which Sigma Lithium successfully executes.

Ana Cabral said: “For Brazil, industrialization means adding a substantial amount of value domestically, creating investment, jobs and economic development, while consolidating the country’s position in global critical minerals supply chains.”

WORLD CLIMATE SUMMIT – SAO PAULO CLIMATE WEEK

Sigma Lithium brought to the inaugural Sao Paulo Climate Week a delegation of senior representatives. The Company’s senior delegation was featured in several events at Climate Week, showcasing the Company’s innovative clean technology.

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Ana Cabral, Sigma Lithium’s CEO, participated in the World Climate Summit held during São Paulo Climate Week, presenting at the closed roundtable “Future of Mining Coalition Roundtable”, held under “Chatham House Rules”.

The World Climate Foundation, which runs the Investment track during COPs, brought to their summit in Brazil key industry and investment leaders to discuss the country’s growing role in the global critical minerals sector. The roundtable examined the conditions needed to de-risk the country’s significant resource potential into investable opportunities, scaling up the sustainable industrialization of critical materials locally and securing Brazil’s relevance in global supply chains.

SUSTAINABILITY LEADERSHIP REINFORCED

Sigma Lithium’s participation in these leading forums highlights the Company’s longstanding commitment to sustainability and its active engagement in the global dialogue on energy transition and energy security.

By contributing the perspective of an industrial producer of critical materials operating at the intersection of mining, clean energy and sustainable development, Sigma Lithium seeks to help progress the conversation on advancing global energy security and energy transition while delivering responsible economic growth and shared prosperity in producing regions.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Cleantech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Cleantech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double annual production capacity to 520,000 tonnes and plans a Phase 3 expansion to increase this further to 770,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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